FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2003
Commission File Number 1-12838

Bema Gold Corporation
(Translation of registrant’s name into English)

Suite 3100, 595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ___	Form 40-F X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Dated:	May 23, 2003	By:	“Roger Richer”

Roger Richer
Vice President, Administration, General
Counsel and Secretary

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BEMA GOLD CORPORATION

News Release
High Grade Drill Results from Monument Bay Project, Manitoba

May 21, 2003	FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema” or the “Company”) is pleased to announce diamond drilling at the Monument Bay Project (a joint venture with Wolfden Resources Inc.) has intersected high-grade gold mineralization further expanding the recently discovered Twin Lakes West Zone.

A total of 43 drill holes for 12,680 meters have been completed between January and May and assay results have been received for 34 of the 43 holes. The majority of the drilling has focused on the recently discovered Twin Lakes West Zone and includes intercepts of 7.9 metres of 10.77 grams per tonne gold and 2.2 metres of 21.85 grams per tonne gold. A summary of significant new drill results from the recent program is as follows:

Hole #	From (m)	To (m)	Length (m)	Grade Au (g/t)	Zone	Horizon

03-111 includes	328.5 330.5	331.3 331.3	2.8 0.8	8.09 22.36	Twin West	C C
03-112 03-112 03-112	447.4 454.0 521.8	447.7 455.4 522.2	0.3 1.4 0.4	10.75 13.27 5.98	Twin West	B B C
03-115 includes	309.9 310.6	310.9 310.9	1.0 0.3	17.75 56.09	Twin Lakes Main Zone	C C
03-118	106.9	107.2	0.3	15.17	Twin West	B
03-119 includes	285.5 286.0	286.9 286.9	1.4 0.9	10.54 15.29	Seeber River	C C
03-123 03-124	95.2 146 54	96.2 146.9 55.0	1.0 0.9 1.0	6.28 8.77 11.04	Twin West Twin West Twin West	B C A
03-126
03-128 03-128	477.2 478.75	477.7 479.7	0.5 0.9	8.73 6.41	Twin West Twin West	C C
03-130	131.6	132.6	1.0	13.25	Twin West	B
03-131 includes	61 62.6	63.2 62.9	2.2 0.3	21.85 127.20	Twin West	B
03-132 includes	83.5 84	84.5 84.5	1.0 0.5	15.52 24.95	Twin West	A
03-136 includes	190.5 191.4	198.4 193.3	7.9 1.9	10.77 23.23	Twin West	C C

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The following table is a summary of the previously announced drill results:

Hole #	From (m)	To (m)	Length (m)	GradeAu (g/t)	Zone	Horizon

03-103 03-103	231.5 311.2	232.6 312.5	1.1 1.3	5.90 11.01	Twin West	B C
03-104 03-104	275.4 284.85	276 285.7	0.6 0.8	11.03 12.77	Twin West	A A
03-105 includes	288.2 288.7	289.2 289.2	1.0 0.5	180.7 360.0	Twin West	C C
03-106 includes	435.6 436.1	437.4 436.9	1.8 0.8	13.84 29.77	Twin West	C C
03-107 includes	265.6 265.6	267.2 266.7	1.6 1.1	23.60 33.62	Twin West	C C
03-108	266.4	267.8	1.4	8.45	Twin West	B

Drilling in March and April focused on the Twin Lakes West “C” Zone based on encouraging results from the early part of 2003. Drilling to date on this zone has extended the known mineralized horizons from 170 meters to 400 meters along strike. Assays are pending for several additional holes along this zone, with the potential to further extend the strike length. High-grade intercepts indicate the mineralized C Zone has a vertical extent between 50 meters and 130 meters. The ore shoot remains open up dip towards the Seeber River Zone and at depth. Gold mineralization continues to be associated with quartz veining and strong sericite and silica alteration within a package of intermediate volcanic flows and felsic dykes.

The original intention of the winter 2003 program was to focus on the Twin Lakes Zone where previous drilling has identified a high-grade resource of 300,000 ounces of gold with an average grade of 18.5 grams per tonne gold. However, favourable ice conditions this winter allowed drill rigs to access the Twin Lakes West Zone where Bema has made this new discovery. Only one hole (TL-03-115) was drilled on the main Twin Lakes Zone which remains open to the east and down dip. Four holes were also drilled on the Seeber River Zone with 03-119 returning good results at depth of 250 meters below surface. This zone is open at depth and along strike.

When the winter 2003 drill program is complete Bema will be recalculating the existing high grade resource. The summer 2003 program is scheduled to commence in mid June and will consist of a minimum of 10,000 metres of drilling in order to further increase the resource at Monument Bay.

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Bema has fulfilled its obligations under the option agreement to earn 51% in the Monument Bay Property from Wolfden Resources Ltd. (“Wolfden”), and Bema has notified Wolfden that it has exercised its option to spend an additional CDN$3 million to earn an additional 19% interest in the property.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold and the remaining drill results please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

*Cautionary Note:
Marc Simpson (P.Geo). is the project manager and qualified person for the Monument Bay Project, and is a member of APEGBC and APEGM. Mr. Simpson has supervised all aspects of drill hole planning, implementation and quality control programs.

Drill core was logged, photographed and split on site. Two thirds of the HQ and HQ diameter core was shipped to TSL Labs in Saskatoon, Saskatchewan as the lead lab. Analysis by TSL Labs included gold fire assay with atomic absorption (AA) finish, gravimetric and metallic screen analysis were also completed on samples grading greater than 3g/t gold and/or visible gold. Certified control standards, coarse field blanks and duplicates are inserted into the sample stream to monitor lab performance. Check samples are being sent to Assayers Canada lab in Vancouver.

Hole #	Section	Survey Data		Collar Data
	#	Mine Grid		DIP	AZ	Depth	Core Size
		Easting	Northing			(m)
03-100 failed hole	150+00E	150+40E	111+59N	-64	180	25.0	NQ
03-101	150+00E	150+40E	111+59N	-73	180	513.6	NQ
03-102	150+00E	150+40E	111+59N	-64	180	422.8	NQ
03-103	148+00E	148+50E	110+93N	-72	180	399.9	NQ
03-104	150+00E	149+57E	112+04N	-52	180	402.9	HQ
03-105	148+00E	148+50E	110+93N	-62	180	349.6	NQ
03-106	150+00E	149+57E	112+04N	-65	180	465.2	HQ
03-107	148+00E	148+50E	110+93N	-52	180	306.9	NQ

3

03-108	148+00E	148+48E	110+93N	-80	180	419.7	NQ
03-109	149+00E	149+00E	111+00N	-62	180	349.6	HQ
03-110	151+50E	151+50E	112+00N	-72	180	495.6	NQ
03-111	149+00E	149+00E	111+00N	-72	180	379.2	HQ
03-112	152+00E	152+50E	111+60N	-83	180	572.1	NQ
03-113	143+00E	143+55E	110+65N	-73	180	342.0	HQ
03-114	143+00E	143+55E	110+65N	-65	180	322.2	HQ
03-115	161+00E	161+00E	111+80N	-58	180	398.4	NQ
03-116	142+00E	142+50E	110+60N	-72	180	249.0	HQ
03-117 failed hole	148+50E	148+50E	110+00N	-61	180	50.9	NQ
03-118	148+50E	148+52E	110+00N	-61	180	233.9	NQ
03-119	144+00E	144+25E	111+00N	-70	180	343.5	HQ
03-120	148+50E	148+52E	110+00N	-45	180	216.1	NQ
03-121	148+00E	148+05E	110+00N	-72	180	292.9	HQ
03-122	149+50E	149+50E	110+50N	-45	180	257.4	NQ
03-123	148+00E	148+10E	110+00N	-62	180	239.9	HQ
03-124 did not reach C Zone	150+50E	150+50E	110+25N	-45	180	163.7	NQ(25)
03-125 failed hole	148+00E	148+10E	110+00N	-45	180	25.9	HQ
03-126	152+00E	152+00E	110+20N	-45	180	227.7	NQ(15)
03-127	153+00E	153+00E	110+20N	-50	180	230.7	HQ
03-128	149+50E	149+54E	112+04N	-73	180	517.2	NQ(25)
03-129	147+00E	147+00E	110+00N	-60	180	236.8	NQ(15)
03-130	147+50E	147+50E	110+50N	-57	180	258.1	HQ
03-131	147+00E	147+00E	110+00N	-45	180	163.7	NQ(15)
03-132	147+50E	147+50E	110+50N	-45	180	212.4	HQ
03-133	146+50E	146+50E	110+00N	-55	180	223.5	HQ
03-134	231+00E	231+00E	112+50N	-45	180	224.6	NQ(15)
03-135	149+50E	149+54E	112+04N	-73	155	523.5	NQ(25)
03-136	146+50E	146+50E	110+00N	-80	180	246.0	HQ

				Total Meterage		11302.1

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BEMA GOLD CORPORATION

News Release
2003 First Quarter Results/Julietta Reserve and Resource Update

May 13, 2003	FOR IMMEDIATE RELEASE

VANCOUVER - Bema Gold Corporation (“Bema or the “Company”) is pleased to report the results from its operations for the first quarter ended March 31, 2003. All dollar figures are in United States dollars unless otherwise indicated.

Highlights

-  Completed business combination to acquire the Petrex Mines more than doubling projected gold production for 2003
-  Produced 43,000 ounces of gold
-  Raised $17 million through the sale of EAGC special warrants
-  Reduced project debt at the Julietta Mine and the Petrex Mine
-  Increased Reserves and Resources at the Julietta Mine
-  Continued drilling at the Refugio Mine to increase reserves
-  Announced drill results from Monument Bay which identified a new high grade gold zone
-  Mobilized drill rigs and camp to the Kupol high grade gold and silver property in Russia

EAGC Business Combination

On February 14, 2003, the Company completed the business combination agreement with EAGC Ventures Corp. (“EAGC”) to purchase 100% of the Petrex Mines, located in East Rand, South Africa. In order to complete this business combination the Company issued one common share of Bema for every one common share outstanding of EAGC for a total of approximately 62 million common shares. The transaction is accretive to Bema’s shareholders with the Company having issued 20% more shares to increase projected annual gold production by approximately 250% to become an intermediate producer.

Financials Results

Revenues were $12.1 million for the first quarter 2003 compared to $9.1 million for the same period last year. The increase in revenue is due to the gold sales from the Petrex Mines. The Company reported a net loss of $1.2 million ($0.004 per share) for the quarter compared to a loss of $1.5 million ($0.009 per share) in the first quarter of 2002. The loss is mainly a result of the expected high cash costs at Petrex for the period, due to the production ramp up (discussed in operating results). Cash flow from operations increased from the first quarter 2002 from $595,000 to $1.7 million for the first quarter 2003 mainly due to higher gold prices and that 2002 was affected by a one time inventory supply build up.

Operating Results

The Julietta Mine

The first quarter was projected to be the lowest production and highest cost quarter of 2003 at Julietta, as lower grade ore was scheduled to be mined during this period compared to the remainder of the year. During the quarter, the Julietta Mine produced 24,863 ounces of gold at an operating cash cost of $155 per ounce and a total cash cost of $197 per ounce*. The higher cash cost per ounce for the quarter was due to production being approximately 8% below budget as higher grade stopes scheduled to be mined in late February were not accessed until late March 2003. Actual production costs, however, were on budget for the quarter and gold production is

1

expected to increase for the second quarter. In April 2003, Julietta production of 11,919 ounces of gold exceeded budget by 586 ounces. Management remains confident that the 2003 projected total annual production of 116,000 ounces at an operating cash cost of $110 per ounce will be achieved. In the same quarter one year earlier, the Julietta Mine produced 22,717 ounces of gold at an operating cash cost of $130 per ounce and total cash cost of $173 per ounce.

Based on the 2002 drill program, Bema has recalculated reserves and resources for the Julietta Mine resulting in a substantial increase in both the mineable reserves and resources. The new proven and probable reserve at Julietta is 584,237 tonnes grading 21.60 grams per tonne gold and 308 grams per tonne silver for 406,000 ounces of gold and 5.8 million ounces of silver. Bema has also significantly upgraded the size and category of resources at Julietta. The new indicated resource is 332,437 tonnes grading 20.76 grams per tonne gold and 249.75 grams per tonne silver for 222,000 ounces of gold and 2.7 million ounces of silver. The inferred resource is 399,417 tonnes at 23.73 grams per tonne gold and 277.55 grams per tonne silver for 305,000 ounces of gold and 3.6 million ounces of silver. The reserve update, calculated from January 1, 2003, has added an additional two years of un-hedged production to the current mine life. Exploration continues at Julietta and management is confident that it will continue to increase reserves and discover additional resources.

* Revenue from silver production at Julietta is credited against operating costs

The Petrex Mines

The mill at the Petrex Mine is currently undergoing planned modifications such as the installation of an additional thickener and seven additional leach tanks. These plant upgrades, which commenced in November, are proceeding on schedule and should be completed by the end of the second quarter. During the construction and ramp up period to mid-2003, cash costs are budgeted to be significantly higher than those budgeted for the second half of 2003 and beyond. Once all upgrades have been completed, the mill throughput budget is for 185,000 tonnes per month with a gold recovery of 90%. Current ore throughput rates are approximately 140,000 tonnes per month with a gold recovery ranging from approximately 82% to 85%. Management expects that by making the necessary improvements to the mill and other operational improvements, the mine will achieve the projected annual production rate of approximately 200,000 ounces of gold.

From February 14, 2003 onwards, the Petrex Mines produced 18,083 ounces of gold at a total cash cost of $393 per ounce compared to a first quarter budget of $304 per ounce. The main reason for the higher cash cost per ounce than budgeted was the appreciation in the rand vis-à-vis the U.S. dollar. The South African rand averaged 15% higher against the U.S. dollar in the first quarter compared with the previous quarter. The rand appreciation added approximately $76 to the total cash cost per ounce for the quarter. In future periods, should the rand retain its strength, approximately 70% of the resulting higher U.S. dollar denominated cash costs will be mitigated by increased revenue realized from the rand denominated gold put options purchased. Also contributing to the high cash costs for Petrex was a carry over of operational problems affecting through put and recoveries, which occurred prior to Bema completing the acquisition. The majority of the ore through put issues were corrected by mid–March and gold recoveries will improve as the planned capital projects are completed.

The Refugio Mine (Bema 50%)

During the first quarter of 2003 the Refugio Mine in Chile produced 4,947 ounces of gold from residual leaching. The solution processing plant is scheduled to shut down once again at the end of May 2003 for the Chilean winter. All revenue from gold recovered is credited to Refugio care and maintenance costs until mining recommences which is anticipated to be sometime in 2004.

The Company’s share of the Refugio Mine’s production in the first quarter of 2002 was 6,564 ounces of gold produced at an operating cost per ounce of $116 and total cash cost per ounce of $123. The lower production at the Refugio Mine was the result of the cessation of mining activities and commencement of residual leaching effective June 1, 2001.

When mining was suspended at the Refugio Mine in May 2001 due to low gold prices, there were four years of reserves remaining at the Verde deposit. The Company and its joint venture partner

2

agreed to consider recommencing production at Refugio when the gold price recovered to $325 per ounce. In October 2002, an extensive drilling program at the Refugio Mine began with the goal of increasing reserves and thereby extending the projected mine life. The drilling program has been successful, extending ore grade mineralization well below the previously projected pit bottom. Management believes that the result of this program will be to significantly increase the mine life at Refugio’s Verde deposit, thereby improving the project’s economics. Based on the current improved gold price and the extended mine life, the joint venture partners are discussing recommencing production in 2004. With the inclusion of the Company’s 50% share of the Refugio Mine production, the Company’s projected annual production would increase by an additional 115,000 ounces to approximately 400,000 ounces of gold.

Reduction of Debt

During the period Bema made a scheduled payment on the Julietta Mine project loan of $5.6 million reducing the project debt to $23.8 million. Bema also made a loan payment of $5 million on the Petrex Mine project loan during the quarter reducing the principle at Petrex to $30 million.

Liquidity and Capital Resources

Prior to the completion of the business combination with EAGC, Bema sold 11 million special warrants of EAGC at CDN$2.40 per special warrant for gross proceeds of $17 million. The special warrants were purchased at CDN$1.40 each.

The Company ended the quarter with $24.9 million in cash and cash equivalents compared to $16.7 million as at December 31, 2002, the increase in cash attributable primarily to the proceeds from the sale of EAGC Special Warrants. The Company’s working capital at March 31, 2003 was $18.1 million compared to $17.5 million at the end of December 2002.

Corporate Governance

Bema has recently implemented several changes to its corporate governance policy. The Company has appointed two new independent Directors and accepted the resignation of one non-independent member of the Board. These changes to the Board of Directors have resulted in the majority of Bema’s Board members being unrelated and independent of management. Mr. Robert Gayton, a “qualified financial expert”, has been appointed to Bema’s Board and to chair the Audit Committee which is now fully comprised of independent Directors. Bema has also created Corporate Governance and Nominating Committees. The Corporate Governance Committee, chaired by Mr. Tom Allen, has a majority of non-related Directors and is in the process of completing a disclosure control and procedure policy. Furthermore, Bema is proposing, at its Annual General Meeting, to amend its By-laws and eliminate its three year revolving term for Directors. Henceforth all Directors will be voted upon annually and will be reviewed by the Nominating Committee. Bema will continue to review and update its corporate governance policies.

Outlook

Looking forward to the remainder of 2003 and beyond, management will be focused on continued production growth and exploration. With the completion of the current milling ramp up at the Petrex Mines (scheduled to be completed in August 2003), Bema’s projected annual gold production will reach the 300,000-ounce level. With the expected recommencement of production at Refugio in mid-2004, Bema’s annualized gold production rate will reach over 400,000 ounces.

In exploration, a total of over 150,000 metres of drilling are planned on six properties in 2003. The drilling includes ongoing programs at the Petrex, Julietta, and Refugio Mines, focusing on upgrading resources into reserves and exploring for additional resources.

The successful exploration drilling program at the Monument Bay Property will continue in 2003 and drilling commenced on the Divisadero Project in El Salvador in March. Finally, the highly anticipated phase I drilling and trenching program will commence at the high grade Kupol property in Far East Russia in May.

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With the significant exploration upside at Bema’s existing mines and the outstanding potential at the Kupol, Monument Bay and Divisadero properties, management believes that the opportunity to further grow production from existing projects is excellent. In addition, management will continue its strategy for growth through acquisitions.

On Behalf of BEMA GOLD CORPORATION

Clive T. Johnson
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com. Tom Garagan, Vice President of Exploration, is the Qualified Person responsible for Bema’s reserve and resource calculation at the Julietta Mine.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2001, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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     BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

	As at	As at
	March 31	December 31
	2003	2002
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	$24,895	$16,658
Accounts receivable	3,487	2,278
Marketable securities	3,519	3,272
Inventories	14,981	9,519
Other	2,773	892

	49,655	32,619

Investments	1,954	12,664
Property, plant and equipment	256,060	146,711
Goodwill	27,549	-
Other assets	13,188	11,787

	$348,406	$203,781

LIABILITIES
Current
Accounts payable	$16,888	$3,979
Current portion of long-term debt	14,666	11,167

	31,554	15,146

Deferred derivative revenue and liability	13,594	1,045
Long-term debt	45,572	18,250
Future income tax liabilities	8,610	-
Other liabilities	7,706	3,511
Non-controlling interest	889	892

	107,925	38,844

SHAREHOLDERS' EQUITY
Capital stock
Issued - 318,224,995 common shares (December 31, 2002 -
255,997,194)	380,138	317,494
Share purchase warrants and stock options	11,645	-
Convertible debt, net of costs	2,480	-
Deficit	(153,782)	(152,557)

	240,481	164,937

	$348,406	$203,781

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"

Clive T. Johnson	Robert J. Gayton

5

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	2003	2002

GOLD REVENUE	$12,055	$9,073

EXPENSES (INCOME)
Operating costs	10,379	4,564
Depreciation and depletion	2,644	2,892
Other	119	64

	13,142	7,520

OPERATING EARNINGS (LOSS)	(1,087)	1,553

OTHER EXPENSES (INCOME)
General and administrative	1,004	658
Interest on long-term debt	948	1,186
Amortization of deferred financing costs	427	993
General exploration	75	59
Other	(2,429)	327

	25	3,223

LOSS BEFORE THE UNDERNOTED ITEMS	1,112	1,670

Equity in losses of associated companies	7	17
Investment losses (gains)	58	(221)

LOSS BEFORE INCOME TAXES	1,177	1,466

Current income taxes	48	-

LOSS FOR THE PERIOD	$1,225	$1,466

LOSS PER COMMON SHARE - basic and diluted	$0.004	$0.009

Weighted average number of common shares
outstanding (in thousands)	284,184	186,182

6

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2003	2002

DEFICIT, BEGINNING OF PERIOD	$152,557	$149,145

LOSS FOR THE PERIOD	1,225	1,466

CHARGES RELATED TO CONVERTIBLE DEBT	-	147

DEFICIT, END OF PERIOD	$153,782	$150,758

7

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2003	2002
OPERATING ACTIVITIES
Loss for the period	$(1,225)	$(1,466)
Non-cash charges (credits)
Depreciation and depletion	2,644	2,892
Amortization of deferred financing costs	427	993
Equity in losses of associated companies	7	17
Derivative instruments	(1,067)	(3)
Investment (gains) losses	58	(221)
Other	(496)	291
Change in non-cash working capital	1,364	(1,908)

	1,712	595

FINANCING ACTIVITIES
Common shares issued, net of issue costs	223	1,467
Julietta project loan repayment	(5,583)	-
Petrex loan repayment	(5,000)	-
Refugio loan repayments	-	(500)
Other	(21)	-

	(10,381)	967

INVESTING ACTIVITIES
Julietta Mine	(559)	-
Julietta development and construction	-	(2,435)
Petrex Mine	(788)	-
Refugio exploration	(1,323)	-
Acquisition, exploration and development	(4,356)	(469)
Acquisition of EAGC Ventures Corp., net cash acquired	6,742	-
Promissory notes issued by associated companies, net	(228)	(28)
Proceeds on sale of investments and marketable securities	17,000	9
Other	(28)	(6)

	16,460	(2,929)

Effect of exchange rate changes on cash
and cash equivalents	446	(22)

Increase (decrease) in cash and cash equivalents	8,237	(1,389)

Cash and cash equivalents, beginning of period	16,658	4,133

Cash and cash equivalents, end of period	$24,895	$2,744

8

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)

Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)

Acquisition of EAGC Ventures Corp.

Effective February 14, 2003, the Company completed the arrangement agreement with EAGC Ventures Corp. ("EAGC"). As a result, the Company acquired 100% of the Petrex Gold Mines located in East Rand, South Africa. In addition to the mining operations, significant exploration opportunities exist within the property acquired. Under the terms of the agreement, the Company issued (or made available for issue) 62,854,305 Bema shares to the shareholders of EAGC for all of the common shares outstanding of EAGC. In addition, the Company issued (or assumed the obligation to issue) 25,361,750 share purchase warrants and 1,250,000 stock options. Acquisition costs of $1.5 million were incurred by the Company.

On October 24, 2002, under the terms of the arrangement agreement, the Company participated in an equity financing by EAGC and purchased 11.2 million Special Warrants from a total of 47 million Special Warrants sold by EAGC at a price of Cdn. $1.40 per Special Warrant. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC Special Warrants at a price of Cdn.$2.40 per Special Warrant for gross proceeds of $17 million. The resulting gain on disposal of $6.9 million was credited against the purchase price of the Company's acquisition of EAGC.

This acquisition was accounted for using the purchase method with the Company being identified as the acquirer. The results of the operations of EAGC were included in the accompanying financial statements from February 15, 2003 forward. The preliminary allocation of the total cost of the business combination to the fair value of the net assets acquired is summarized in the table below. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently if circumstances so indicate. The final allocations may differ materially from the preliminary allocations presented below.

Purchase price:
Share consideration	$62,271
Share purchase warrants and Stock options	11,645
Acquisition costs	1,543
Gain realized on the sale of EAGC Special Warrants	(6,935)

Total purchase price	68,524

Fair value of net assets acquired:
Cash	6,862
Other current assets	7,822
Petrex Mine	63,073
Purchased undeveloped mineral interests	42,504
Other assets	1,550

121,811
Less:
Current liabilities	21,799
Long-term debt	32,878
Financial derivative liability	13,616
Future income tax liability	8,610
Other liabilities	3,933

40,975

Residual purchase price allocated to goodwill	$27,549

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3)	Supplemental disclosure of cash flow information

	March 31
	2003	2002

Non-cash investing and financing activities
Julietta Mine construction payables	$-	$2,435
Common shares issued upon acquisition of EAGC Ventures Corp.	62,271	-
Fair value of EAGC Ventures Corp. share purchase warrants exchanged	11,132	-
Fair value of EAGC Ventures Corp. stock options exchanged	513	-
Common shares issued for other non-cash consideration	150	68
Convertible notes issued to Endeavour Financial for milestone and
success fees relating to the acquisition of EAGC Ventures Corp.	2,480	-
Accrued interest capitalized to notes receivable from
associates	12	49

Interest paid	1,019	919

4)	Segmented information

The Company's reportable operating segments are as follows:

	March 31
	2003	2002
GOLD
Julietta Mine	$1,044	$36
Petrex Mine	175	-
Refugio Mine	85	713

EXPLORATION AND DEVELOPMENT	75	59

UNALLOCATED CORPORATE
General and administrative	1,004	658
Notes receivable and investments	65	(204)
Other	(1,223)	204

LOSS FOR THE PERIOD	$1,225	$1,466

	March 31
	2003	2002
GOLD
Julietta Mine	$6,241	$6,902
Petrex Mine	5,814	-
Refugio Mine	-	2,171

GOLD SALES FOR THE PERIOD	$12,055	$9,073

5)	Fair Value of Stock Option Compensation

In 2002, the Company granted to directors and employees 3.7 million share purchase options at market with an exercise price of Cdn.$1.04 per share. These options have a term of five years and expire in 2007. One-half of the options granted are not exercisable during the first 12 months after the grant date. The fair value of these options was estimated at a total of $917,000, consisting of $818,000 relating to employees and directors and $99,000 relating to consultants. The fair value of $917,000 or Cdn.$0.39 per option was calculated at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

  -  Risk free interest rate of 4.00%
  -  Expected life of 3 years
  -  Expected volatility of 50%
  -  Dividend yield rate of Nil

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5)	Fair Value of Stock Option Compensation (continued)

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The following are the pro forma loss and basic loss per share amounts had the Company charged the remaining unamortized fair value of stock based compensation of $103,000 to net earnings during the period:

	First	First
	Quarter	Quarter
	2003	2002

Loss
As reported	$1,225	$1,466
Pro forma	$1,328	$1,466

Basic and diluted loss per share
As reported	$0.004	$0.009
Pro forma	$0.005	$0.009

     BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

	As at	As at
	March 31	December 31
	2003	2002
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	$24,895	$16,658
Accounts receivable	3,487	2,278
Marketable securities	3,519	3,272
Inventories	14,981	9,519
Other	2,773	892

	49,655	32,619

Investments	1,954	12,664
Property, plant and equipment	256,060	146,711
Goodwill	27,549	-
Other assets	13,188	11,787

	$348,406	$203,781

LIABILITIES
Current
Accounts payable	$16,888	$3,979
Current portion of long-term debt	14,666	11,167

	31,554	15,146

Deferred derivative revenue and liability	13,594	1,045
Long-term debt	45,572	18,250
Future income tax liabilities	8,610	-
Other liabilities	7,706	3,511
Non-controlling interest	889	892

	107,925	38,844

SHAREHOLDERS' EQUITY
Capital stock
Issued - 318,224,995 common shares (December 31, 2002 -
255,997,194)	380,138	317,494
Share purchase warrants and stock options	11,645	-
Convertible debt, net of costs	2,480	-
Deficit	(153,782)	(152,557)

	240,481	164,937

	$348,406	$203,781

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"

Clive T. Johnson	Robert J. Gayton

5

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	2003	2002

GOLD REVENUE	$12,055	$9,073

EXPENSES (INCOME)
Operating costs	10,379	4,564
Depreciation and depletion	2,644	2,892
Other	119	64

	13,142	7,520

OPERATING EARNINGS (LOSS)	(1,087)	1,553

OTHER EXPENSES (INCOME)
General and administrative	1,004	658
Interest on long-term debt	948	1,186
Amortization of deferred financing costs	427	993
General exploration	75	59
Other	(2,429)	327

	25	3,223

LOSS BEFORE THE UNDERNOTED ITEMS	1,112	1,670
Equity in losses of associated companies	7	17
Investment losses (gains)	58	(221)

LOSS BEFORE INCOME TAXES	1,177	1,466
Current income taxes	48	-

LOSS FOR THE PERIOD	$1,225	$1,466

LOSS PER COMMON SHARE - basic and diluted	$0.004	$0.009

Weighted average number of common shares
outstanding (in thousands)	284,184	186,182

6

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2003	2002

DEFICIT, BEGINNING OF PERIOD	$152,557	$149,145

LOSS FOR THE PERIOD	1,225	1,466

CHARGES RELATED TO CONVERTIBLE DEBT	-	147

DEFICIT, END OF PERIOD	$153,782	$150,758

7

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2003	2002
OPERATING ACTIVITIES
Loss for the period	$(1,225)	$(1,466)
Non-cash charges (credits)
Depreciation and depletion	2,644	2,892
Amortization of deferred financing costs	427	993
Equity in losses of associated companies	7	17
Derivative instruments	(1,067)	(3)
Investment (gains) losses	58	(221)
Other	(496)	291
Change in non-cash working capital	1,364	(1,908)

	1,712	595

FINANCING ACTIVITIES
Common shares issued, net of issue costs	223	1,467
Julietta project loan repayment	(5,583)	-
Petrex loan repayment	(5,000)	-
Refugio loan repayments	-	(500)
Other	(21)	-

	(10,381)	967

INVESTING ACTIVITIES
Julietta Mine	(559)	-
Julietta development and construction	-	(2,435)
Petrex Mine	(788)	-
Refugio exploration	(1,323)	-
Acquisition, exploration and development	(4,356)	(469)
Acquisition of EAGC Ventures Corp., net cash acquired	6,742	-
Promissory notes issued by associated companies, net	(228)	(28)
Proceeds on sale of investments and marketable securities	17,000	9
Other	(28)	(6)

	16,460	(2,929)

Effect of exchange rate changes on cash
and cash equivalents	446	(22)

Increase (decrease) in cash and cash equivalents	8,237	(1,389)

Cash and cash equivalents, beginning of period	16,658	4,133

Cash and cash equivalents, end of period	$24,895	$2,744

8

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)

Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)

Acquisition of EAGC Ventures Corp.

Effective February 14, 2003, the Company completed the arrangement agreement with EAGC Ventures Corp. ("EAGC"). As a result, the Company acquired 100% of the Petrex Gold Mines located in East Rand, South Africa. In addition to the mining operations, significant exploration opportunities exist within the property acquired. Under the terms of the agreement, the Company issued (or made available for issue) 62,854,305 Bema shares to the shareholders of EAGC for all of the common shares outstanding of EAGC. In addition, the Company issued (or assumed the obligation to issue) 25,361,750 share purchase warrants and 1,250,000 stock options. Acquisition costs of $1.5 million were incurred by the Company.

On October 24, 2002, under the terms of the arrangement agreement, the Company participated in an equity financing by EAGC and purchased 11.2 million Special Warrants from a total of 47 million Special Warrants sold by EAGC at a price of Cdn. $1.40 per Special Warrant. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC Special Warrants at a price of Cdn.$2.40 per Special Warrant for gross proceeds of $17 million. The resulting gain on disposal of $6.9 million was credited against the purchase price of the Company's acquisition of EAGC.

This acquisition was accounted for using the purchase method with the Company being identified as the acquirer. The results of the operations of EAGC were included in the accompanying financial statements from February 15, 2003 forward. The preliminary allocation of the total cost of the business combination to the fair value of the net assets acquired is summarized in the table below. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently if circumstances so indicate. The final allocations may differ materially from the preliminary allocations presented below.

Purchase price:
Share consideration	$62,271
Share purchase warrants and Stock options	11,645
Acquisition costs	1,543
Gain realized on the sale of EAGC Special Warrants	(6,935)

Total purchase price	68,524

Fair value of net assets acquired:
Cash	6,862
Other current assets	7,822
Petrex Mine	63,073
Purchased undeveloped mineral interests	42,504
Other assets	1,550

121,811
Less:
Current liabilities	21,799
Long-term debt	32,878
Financial derivative liability	13,616
Future income tax liability	8,610
Other liabilities	3,933

40,975

Residual purchase price allocated to goodwill	$27,549

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3)	Supplemental disclosure of cash flow information

	March 31
	2003	2002

Non-cash investing and financing activities
Julietta Mine construction payables	$-	$2,435
Common shares issued upon acquisition of EAGC Ventures Corp.	62,271	-
Fair value of EAGC Ventures Corp. share purchase warrants exchanged	11,132	-
Fair value of EAGC Ventures Corp. stock options exchanged	513	-
Common shares issued for other non-cash consideration	150	68
Convertible notes issued to Endeavour Financial for milestone and
success fees relating to the acquisition of EAGC Ventures Corp.	2,480	-
Accrued interest capitalized to notes receivable from
associates	12	49

Interest paid	1,019	919

4)	Segmented information
The Company's reportable operating segments are as follows:

	March 31
	2003	2002
GOLD
Julietta Mine	$1,044	$36
Petrex Mine	175	-
Refugio Mine	85	713

EXPLORATION AND DEVELOPMENT	75	59

UNALLOCATED CORPORATE
General and administrative	1,004	658
Notes receivable and investments	65	(204)
Other	(1,223)	204

LOSS FOR THE PERIOD	$1,225	$1,466

	March 31
	2003	2002
GOLD
Julietta Mine	$6,241	$6,902
Petrex Mine	5,814	-
Refugio Mine	-	2,171

GOLD SALES FOR THE PERIOD	$12,055	$9,073

5)	Fair Value of Stock Option Compensation

In 2002, the Company granted to directors and employees 3.7 million share purchase options at market with an exercise price of Cdn.$1.04 per share. These options have a term of five years and expire in 2007. One-half of the options granted are not exercisable during the first 12 months after the grant date. The fair value of these options was estimated at a total of $917,000, consisting of $818,000 relating to employees and directors and $99,000 relating to consultants. The fair value of $917,000 or Cdn.$0.39 per option was calculated at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

  -  Risk free interest rate of 4.00%
  -  Expected life of 3 years
  -  Expected volatility of 50%
  -  Dividend yield rate of Nil

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5)	Fair Value of Stock Option Compensation (continued)

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The following are the pro forma loss and basic loss per share amounts had the Company charged the remaining unamortized fair value of stock based compensation of $103,000 to net earnings during the period:

	First	First
	Quarter	Quarter
	2003	2002

Loss
As reported	$1,225	$1,466
Pro forma	$1,328	$1,466

Basic and diluted loss per share
As reported	$0.004	$0.009
Pro forma	$0.005	$0.009

BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended March 31, 2003 and 2002
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

The following discussion of the operating results and financial position of Bema Gold Corporation (“the Company” or “Bema”) should be read in conjunction with the unaudited consolidated financial statements and notes.

Acquisition of EAGC Ventures Corp.
On February 14, 2003, the Company completed the arrangement agreement with EAGC Ventures Corp. (“EAGC”) and as a result acquired the Petrex Mines, located in East Rand, South Africa. Under the terms of the agreement, the Company issued (or made available for issue) 62,854,305 Bema shares to the EAGC shareholders for all the common shares outstanding of EAGC, representing a 20% increase in the total number of common shares outstanding. By issuing only 20% more shares, the Company was able to increase its annual gold production by 250% and be transformed into an intermediate gold producer. Based on acquisition assumptions, the acquisition is projected to be accretive in all respects including earnings, cash flow from operations, production and reserves.

The acquisition was accounted for using the purchase method with the Company being identified as the acquirer. The fair value of the EAGC net assets acquired is summarized in Note 2 of the Notes to the March 31, 2003 Consolidated Financial Statements and includes $6.9 million of cash.

The following operating results of the Company include the results of EAGC from February 15, 2003 onwards.

First Quarter 2003 Operating Results
The Company reported a net loss of $1.2 million ($0.004 per share) on revenue of $12.1 million for the first quarter of 2003 compared to a loss of $1.5 million ($0.009 per share) on revenue of $9.1 million for the first quarter of 2002. The Company produced 42,946 ounces of gold at a total cash cost per ounce of $279 in the first quarter of 2003 compared to 29,281 ounces of gold produced at a total cash per ounce of $162 in the same quarter one year earlier.

	First Quarter
	2003	2002

Gold revenue	$12,055	$9,073
Operating costs	$10,379	$4,564
Net loss	$1,225	$1,466
Net loss per common share	$0.004	$0.009
Cash flow from operations	$1,712	$595

The increase in gold revenue in the first quarter of 2003 from 2002 was due to gold sales from the Petrex Mines. From February 14, 2003 onwards, the Petrex Mines generated $5.8 million in revenue on 16,514 ounces of gold sold at an average realized price of $352 per ounce. The average price realized benefited from the exercise of rand denominated put options having a strike price of 3,000 rand per ounce, which was offset by a loss on rand denominated forward contracts inherited from the vendor of the Petrex Mines. As of March 31, 2003, all of the gold forward contracts assumed have been terminated. In the first quarter, the Julietta Mine contributed $6.2 million from the sale of 18,588 ounces of gold at an average realized price of $336 per ounce compared to 22,335 ounces sold at an average price of $309 in the first quarter of 2002. Julietta gold sales were lower in the first quarter of 2003 compared to the corresponding quarter in 2002 due to the delay in revenue recognition resulting from gold exportation. Export sales have a longer lead-time, as a sale is not recognized until the gold reaches its end destination whereas domestic sales are recognized once the metal is delivered to the refinery. The average spot price in the first quarter of 2003 and 2002 was $352 and $290 per ounce of gold, respectively.

The first quarter was projected to be the lowest production and highest cost quarter of 2003 at Julietta, as lower grade ore would be mined during this period compared to the remainder of the year. During the quarter, the Julietta Mine produced 24,863 ounces of gold at an operating cash cost of $155 per ounce and a total cash cost of $197 per ounce compared to a budget of 27,030 ounces at an operating cash cost per ounce of $132 and a total cash cost per ounce of $177. The higher than budgeted cash cost per ounce for the quarter was due to production being approximately 8% below budget as higher grade stopes scheduled to be mined in late February were not accessed until late March 2003. Actual production costs, however, were on budget for the quarter and gold production is expected to increase for the second quarter. In April 2003, Julietta production of 11,919 ounces of gold exceeded budget by 586 ounces. Management remains confident that the 2003 projected total annual production of 116,000 ounces at an operating cash cost of $110 per ounce will be achieved. In the same quarter one year earlier, the Julietta Mine produced 22,717 ounces of gold at an operating cash cost of $130 per ounce and total cash cost of $173 per ounce.

Based on the 2002 drill program, Bema has recalculated reserves and resources for the Julietta Mine resulting in a substantial increase in both the mineable reserves and resources. The new proven and probable reserve at Julietta is 584,237 tonnes grading 21.60 grams per tonne gold and 308 grams per tonne silver for 406,000 ounces of gold and 5.8 million ounces of silver. Bema has also significantly upgraded the size and category of resources at Julietta. The new indicated resource is 332,437 tonnes grading 20.76 grams per tonne gold and 249.75 grams per tonne silver for 222,000 ounces of gold and 2.7 million ounces of silver. The inferred resource is 399,417 tonnes at 23.73 grams per tonne gold and 277.55 grams per tonne silver for 305,000 ounces of gold and 3.6 million ounces of silver. The reserve update, calculated from January 1, 2003, has added an additional two years of un-hedged production to the current mine life. Exploration continues at Julietta and management is confident that it will continue to increase reserves and discover additional resources.

The Petrex Mine’s mill is currently undergoing planned modifications such as the installation of an additional thickener and seven additional leach tanks. These plant upgrades, which commenced in November, are proceeding on schedule and should be completed by the end of the second quarter. During the construction and ramp up period to mid-2003, cash costs are budgeted to be significantly higher than those budgeted for the second half of 2003 and beyond. Once all upgrades have been completed, the mill throughput budget is for 185,000 tonnes per month with a gold recovery of 90%. Current ore throughput rates are approximately 140,000 tonnes per month with a gold recovery ranging from approximately 82% to 85%. Management expects that by making the necessary improvements to the mill and other operational improvements, the mine will achieve the projected annual production of approximately 200,000 ounces of gold.

From February 14, 2003 onwards, the Petrex Mines produced 18,083 ounces of gold at a total cash cost of $393 per ounce compared to a first quarter budget of $304 per ounce. The main reason for the higher cash cost per ounce than budget was the appreciation in the rand vis-à-vis the U.S. dollar. The South African rand averaged 15% higher against the U.S.dollar in the first quarter compared with the previous quarter. The rand appreciation added approximately $76 to the total cash cost per ounce for the quarter. In future periods, should the rand retain its strength, approximately 70% of the resulting higher U.S. dollar denominated cash costs will be mitigated by increased revenue realized from the rand denominated gold put options purchased. (see Gold Forward and Option Contracts section). Also contributing to the high cash costs for Petrex was a carry over of operational problems affecting throughput and recoveries, which occurred prior to Bema completing the acquisition. The majority of the ore throughput issues were corrected by mid–March and gold recoveries will improve as the planned capital projects are completed.

During the first quarter of 2003 at the Refugio Mine (Bema – 50%) in Chile, 4,947 ounces of gold were produced from residual leaching. The solution processing plant is scheduled to shut down once again at the end of May 2003 for the Chilean winter. All revenue from gold recovered is credited to Refugio care and maintenance costs until mining recommences which is anticipated to be sometime in 2004.

The Company’s share of the Refugio Mine’s production in the first quarter of 2002 was 6,564 ounces of gold produced at an operating cost per ounce of $116 and a total cash cost per ounce of $123. The lower production at the Refugio Mine was the result of the cessation of mining activities and commencement of residual leaching effective June 1, 2001.

When mining was suspended at the Refugio Mine in May 2001 due to low gold prices, there were four years of reserves remaining at the Verde deposit. The Company and its joint venture partner agreed to consider recommencing production at Refugio when the gold price recovered to $325 per ounce. In October 2002, an extensive drilling program at the Refugio Mine began with the goal of increasing reserves and thereby extending the projected mine life. The drilling program has been successful, extending ore grade mineralization well below the previously projected pit bottom. Management believes that the result of this program will be to significantly increase the mine life at Refugio’s Verde deposit, thereby improving the project’s economics. Based on the current improved gold price and the extended mine life, the joint venture partners are discussing recommencing production in 2004. With the inclusion of the Company’s 50% share of the Refugio Mine production, the Company’s projected annual production would increase by an additional 115,000 ounces to approximately 400,000 ounces of gold.

Depreciation expense remained relatively unchanged in the first quarter of 2003 compared to 2002 despite an increase in gold production. The higher gold production was offset by a lower overall depreciation cost per ounce as the depreciation cost per ounce at the Petrex Mines was approximately $28 in the first quarter of 2003 compared to $84 per ounce at the Refugio Mine in the corresponding quarter of 2002. The Julietta Mine’s depreciation cost per ounce remained relatively unchanged at $110 and $112 per ounce in first quarter of 2003 and 2002, respectively.

General and administrative
General and administrative expenses in the first quarter of 2003 of $1 million were comparable to those of the fourth quarter of 2002. However, the increase in general and administrative expenses in 2003 compared to the same quarter in 2002 was due mainly to higher salary amounts in 2003 as the 10% to 15% reduction in the salaries of senior management in 2001 were not reinstated to their pre-2001 levels until April 2002. In addition, the current quarter in 2003 also reflected more travel, higher insurance costs and some additional support staff. General and administrative expenses in the first quarter 2002 were also unusually low compared to the other quarters in 2002.

Interest on long-term debt
In the first quarter of 2003, interest expense totalled $948,000, of which $681,000 related to the Julietta project loans. The remaining $267,000 related to one and one-half months of interest on the $35 million Petrex project loan and on the 50.7 million rand denominated Petrex working capital loan (see financing activities section). In the first quarter of 2002, interest expense totalled $1.2 million, of which interest on the Julietta project loans accounted for $894,000 with the balance relating to the Julietta construction overrun facility, the Refugio joint venture partner loan and the Refugio project loan. The lower interest expense on the Julietta project loan in 2003 was due to the lower interest rates and a reduced principal balance.

Amortization of financing costs
Amortization of deferred financing costs was substantially reduced in the first quarter of 2003 and related only to the Julietta loan facilities as amortization costs in 2002 also included financing costs associated with the Refugio project loan, which was repaid in 2002.

Other
During the first quarter of 2003, the Company recorded a foreign exchange gain of $1.4 million relating mainly to the portion of the Company’s cash and marketable securities that are denominated in Canadian dollars. During the period, the Canadian dollar strengthened against the U.S. dollar from 1.5776 at December 31, 2002 to 1.4678 at March 31, 2003. The Company also recorded other income of $1 million from gold derivative transactions that did not meet the requirements for hedge accounting treatment.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended the quarter with $24.9 million in cash and cash equivalents compared to $16.7 million as at December 31, 2002, the increase in cash was attributable primarily to the proceeds from the sale of EAGC Special Warrants (see Investing activities section). The Company’s working capital at March 31, 2003 was $18.1 million compared to $17.5 million at the end of December 2002.

Operating activities
Cash flow from operating activities was $1.7 million and $595,000 for the first quarter ending March 31, 2003 and 2002, respectively. Cash generated from operating activities in both quarters was mainly from the Julietta Mine, as the Refugio Mine ceased mining in May 2001 and has only produced gold from residual leaching since mining ceased. The lower cash flow from operations in the first quarter of 2002 was due mainly to the intentional buildup in supplies inventory at the Julietta mine in order to alleviate the logistical problems that occurred during the previous quarter.

Financing activities
In October 2002, EAGC arranged a $35 million loan facility (“Petrex loan”) and a 50.7 million rand denominated working capital loan from Standard Bank London Limited. The Petrex loan was arranged in order for EAGC to complete the $66.7 million acquisition of Petrex. In March 2003, the Company repaid $5.6 million of the Julietta project loans and $5 million of the Petrex loan. The next loan repayment date on the Petrex loan is September 2003 when $1 million is scheduled to be repaid.

In the same quarter one year earlier, the Company received proceeds of $941,000 from a flow-through private placement (2.3 million common shares) and $620,000 from the exercise of warrants and stock options. In addition, the Company also repaid $500,000 of the Refugio loan.

Investing activities
In the current quarter, Compania Minera Maricunga spent approximately $2.6 million (the Company’s 50% share - $1.3 million) of a $5.4 million program on the Verde deposit consisting of exploration drilling, development drilling and metallurgical testing; the goal of the program is to increase the mineable reserves and therefore increase the mine life and improve the project economics of the Refugio Mine.

Included in acquisition, exploration and development are $2.9 million of expenditures incurred on the Kupol property in Russia relating to the importation of western drills, winter camp, fuel, equipment and supplies. The Company is planning on commencing an extensive drill program in May 2003 that would utilize two western rigs and two Russian rigs. The Company also incurred approximately $1 million of flow-through expenditures on the Monument Bay property during the quarter. The Company has now earned a 51% interest in the Monument Bay property and is currently in the process of earning an additional 19% interest.

On October 24, 2002, under the terms of the arrangement agreement with EAGC Ventures Corp., the Company participated in an equity financing by EAGC and purchased 11.2 million Special Warrants from a total of 47 million Special Warrants sold by EAGC at a price of Cdn$1.40 per Special Warrant. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC Special Warrants at a price of Cdn.$2.40 per Special Warrant for gross proceeds of $17 million. The resulting gain from the sale of the Special Warrants of $6.9 million was credited against the purchase price of the Company’s acquisition of EAGC.

During the first quarter of 2002, the Company paid $2.4 million of Julietta Mine construction payables for work completed and costs accrued in 2001.

Gold forward and option contracts
The Company’s hedging program as of March 31, 2003 consists of the following gold contracts:

	2003	2004	2005	2006-2010

Forward contracts (ounces)	47,450	61,050	38,550	–
Average price per ounce	$318	$318	$336	$–

Dollar denominated -
Put options purchased (ounces)	31,684	32,086	26,364	83,778
Average price per ounce	$287	$289	$290	$290

Rand denominated –
Put options purchased (ounces)	98,726	146,244	136,086	351,204
Average price per ounce (ZAR)	3,000	3,050	3,100	3,198

Call options sold (ounces)	21,000	–	–	–
Average price per ounce	$362	$–	$–	$–

Contingent forwards (maximum)
$320 strike price (ounces)	15,000	20,000	10,000	–
$350 strike price (ounces)	24,000	33,000	34,500	204,000

The Company was required by the lenders of the Julietta and Petrex project loan facilities to enter into gold hedge contracts over the loan life period in order to cover the value of the mine’s future operating and debt service costs.

The $320 contingent forward contracts (“CFC”) are exercisable based on the average quarterly spot price of gold. The number of ounces exercisable per quarter under the CFC is prorated based on a gold price between $320 and $370 per ounce. The $350 CFC are exercisable each month-end evenly throughout the year based on the spot price. The number of ounces deliverable for the month is prorated based on a gold price between $350 and $400.

The rand denominated put options provide the Company with protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at a conversion rate of eight rand to one U.S. dollar, the Company will receive $375 per ounce of gold on its rand put options in 2003.

The mark-to-market value of the Company’s hedges as at March 31, 2003 was negative $5.5 million.

Corporate Governance
Bema has recently implemented several changes to its Corporate Governance policy. The Company has appointed two new independent Directors and accepted the resignation of one non-independent member of the Board. These changes to the Board of Directors have resulted in the majority of Bema’s Board members being unrelated and independent of management. Mr. Robert Gayton, a “qualified financial expert”, has been appointed to Bema’s Board and to chair the Audit Committee which is now fully comprised of independent Directors. Bema has also created Corporate Governance and Nominating Committees. The Corporate Governance Committee, chaired by Mr. Tom Allen, has a majority of non-related Directors and is in the process of completing a disclosure control and procedure policy. Furthermore, Bema is proposing, at its Annual General Meeting, to amend its By-laws and eliminate its three-year revolving term for Directors. Henceforth all Directors will be voted upon annually and will be reviewed by the Nominating Committee. Bema will continue to review and update its Corporate Governance policies.

OUTLOOK
Looking forward to the remainder of 2003 and beyond, management will be focused on continued production growth and exploration.

With the completion of the current milling ramp up at the Petrex Mines (scheduled to be completed in August 2003), Bema’s projected annual gold production will reach the 300,000 ounce level. With the expected recommencement of production at Refugio in mid-2004, Bema’s annualized gold production rate will reach over 400,000 ounces.

In exploration, a total of over 150,000 metres of drilling are planned on six properties in 2003. The drilling includes ongoing programs at the Petrex, Julietta, and Refugio mines, focusing on upgrading resources into reserves and exploring for additional reserves.

The successful exploration drilling program at the Monument Bay Property will continue in 2003 and drilling commenced on the Divisadero Project in El Salvador in March. Finally, the highly anticipated phase I drilling and trenching program will commence on the high grade Kupol property in Far East Russia in May.

With the significant exploration upside at Bema’s existing mines and the potential at the Kupol, Monument Bay and Divisadero properties, management believes that the opportunity to further grow production from existing projects is excellent. In addition, management will continue its strategy for growth through acquisitions.

Non- GAAP Measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	First Quarter
	2003	2002

Operating costs per financial statements	$10,379	$4,564
Inventory sales adjustment	1,610	173

Cash production costs	$11,989	$4,737

Gold production (in ounces)	42,946	29,281

Total cash cost per ounce of gold production	$279	$162

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

Caution on Forward-Looking Information
This report contains “forward-looking statements” within the meaning of the United States Private Securities Legislation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption “Special Notice Regarding Forward-Looking Statements” in the Company’s Annual Information Form.